Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Companhia Aberta Announcement to the Market Apimec SP 2019 Public Meeting Itaú Unibanco Holding is pleased to inform that today, September 03, 2019, is holding an Apimec SP Public Meeting at the Hotel Unique on the Bank’s results and strategy. Please note that the event will be broadcasted simultaneously (video, slides and audio) through the website (www.itau.com.br/investor-relations) in the Portuguese and English. Information and forward-looking statements are based on information available up to the time of holding the event and involve risks, uncertainties and assumptions, which may be beyond our control. We would like to inform you that, in relation to this meeting, Itaú Unibanco makes available the attached screens (which are also sent to the Brazilian Securities and Exchange Commission and to B3). The replay, in audio and video, will be published on the Investor Relations website after the event closes. The public disclosure of this information provides both democratic and equitable access to the market, underscoring our commitment to the transparency of our announcements. São Paulo, September 03, 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Companhia Aberta Announcement to the Market Apimec SP 2019 Public Meeting Itaú Unibanco Holding is pleased to inform that today, September 03, 2019, is holding an Apimec SP Public Meeting at the Hotel Unique on the Bank’s results and strategy. Please note that the event will be broadcasted simultaneously (video, slides and audio) through the website (www.itau.com.br/investor-relations) in the Portuguese and English. Information and forward-looking statements are based on information available up to the time of holding the event and involve risks, uncertainties and assumptions, which may be beyond our control. We would like to inform you that, in relation to this meeting, Itaú Unibanco makes available the attached screens (which are also sent to the Brazilian Securities and Exchange Commission and to B3). The replay, in audio and video, will be published on the Investor Relations website after the event closes. The public disclosure of this information provides both democratic and equitable access to the market, underscoring our commitment to the transparency of our announcements. São Paulo, September 03, 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations

Ciclo Apimec 2019 Agenda 24 10 years of Itaú Unibanco consecutive Pedro Moreira Salles – Co-chairman of the Board of Directors years 01 Roberto Setubal– Co-chairman of the Board of Directors Ricardo Tadeu Martins – President of Apimec Nacional Itaú Unibanco’s Results and structural changes in the Brazilian Financial System 02 Milton Maluhy– Executive Vice-President, CFO and CRO Customer centricity and Digital strategy Candido Bracher – President and CEO 03 André Sapoznik– Vice-President of IT and Operations Márcio Schettini – Retail General Director Closing - Candido Bracher 04 Q&A Session 05Ciclo Apimec 2019 Agenda 24 10 years of Itaú Unibanco consecutive Pedro Moreira Salles – Co-chairman of the Board of Directors years 01 Roberto Setubal– Co-chairman of the Board of Directors Ricardo Tadeu Martins – President of Apimec Nacional Itaú Unibanco’s Results and structural changes in the Brazilian Financial System 02 Milton Maluhy– Executive Vice-President, CFO and CRO Customer centricity and Digital strategy Candido Bracher – President and CEO 03 André Sapoznik– Vice-President of IT and Operations Márcio Schettini – Retail General Director Closing - Candido Bracher 04 Q&A Session 05

Milton Maluhy Executive Vice President, CFO & CROMilton Maluhy Executive Vice President, CFO & CRO

Structural changes in the Brazilian Financial System 1 Itaú Unibanco is ready 2 Shareholder value creation 3 02Structural changes in the Brazilian Financial System 1 Itaú Unibanco is ready 2 Shareholder value creation 3 02

Structural changes in the Brazilian Financial System 1 Itaú Unibanco is ready 2 Shareholder value creation 3 03Structural changes in the Brazilian Financial System 1 Itaú Unibanco is ready 2 Shareholder value creation 3 03

The Brazilian Financial System undergoes a structural change S e l i c r a t e - % p e r y e a r I n f l a t i o n u n d e r c o n t r o l ( I P C A ) - % 12% 10.7% 14% 10% 12% 8% 10% 6% 6.3% 8% 3.6% 4% 3.7% History History 3.6% 6% 2% 5.0% Itaú Projection Itaú Projection 2.9% 0% 4% 2015 2016 2017 2019 2020 2015 2016 2017 2019 2020 2013 2014 2018 2013 2014 2018 2009 2010 2011 2012 2009 2010 2011 2012 Source: IBGE and Itaú Unibanco Source: Bloombergand Itaú Unibanco Inclusion Approved Reforms Competitiveness Long-Term Interest Rate (TLP) Agenda Transparency Positive Bureau Social Security Reform in progress at the Congress Education 04The Brazilian Financial System undergoes a structural change S e l i c r a t e - % p e r y e a r I n f l a t i o n u n d e r c o n t r o l ( I P C A ) - % 12% 10.7% 14% 10% 12% 8% 10% 6% 6.3% 8% 3.6% 4% 3.7% History History 3.6% 6% 2% 5.0% Itaú Projection Itaú Projection 2.9% 0% 4% 2015 2016 2017 2019 2020 2015 2016 2017 2019 2020 2013 2014 2018 2013 2014 2018 2009 2010 2011 2012 2009 2010 2011 2012 Source: IBGE and Itaú Unibanco Source: Bloombergand Itaú Unibanco Inclusion Approved Reforms Competitiveness Long-Term Interest Rate (TLP) Agenda Transparency Positive Bureau Social Security Reform in progress at the Congress Education 04

Credit and insurance in Brazil: growth potential

Total Loans (In R$ billion)



157%
1,283
3,296
jun/09
jun/19

Source: Central Bank of Brazil.

Loans/GDP | Brazil (%)



148.0 United States[1]
74.9 South Africa[1]
89.5 Chile[1]
40.2
42.6
44.3
44.7
50.0
50.7
52.6
51.3
48.1
47.0
47.2
Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-19

(1) Information by country refers to: December 2018 (South Africa), March 2019 (USA) and July 2019 (Chile).
Sources: Central Bank of Brazil, Federal Reserve Board, South African Reserve Bank and Central Bank of Chile.

Mortgage / GDP | Brazil (%)



49.0 United States[2]
28.8 South Africa[2]
26.0 Chile[2]
2.6
3.4
4.4
5.7
6.9
8.0
9.2
9.7
9.7
9.5
9.4
Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-19

(2) Information by country refers to: December 2018 (South Africa), March 2019 (USA) and July 2019 (Chile).
Sources: Central Bank of Brazil, Federal Reserve Board, South African Reserve Bank and Central Bank of Chile.

Insurance Collection/GDP[3] (%)



11.2 United States
11.9 South Africa[4]
4.6 Chile
2.9
2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

(3) Insurance premiums do not include health care insurance
(4) Information by country refers to 2017. Information on South Africa refers to 2016.
Sources: Susep and OECD

05

Structural changes in the Brazilian Financial System 1 Itaú Unibanco is ready 2 Shareholder value creation 3 06Structural changes in the Brazilian Financial System 1 Itaú Unibanco is ready 2 Shareholder value creation 3 06

We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 07We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 07

Business Model Universal A universal bank Business Model 1st Half of 2019 Recurring Net Income Value creation Credit 4% -11% 30% Insurance & 42% Services R$6.1 R$13.9 4% 52% Billion Billion Trading 77% 2% Excess Capital 08Business Model Universal A universal bank Business Model 1st Half of 2019 Recurring Net Income Value creation Credit 4% -11% 30% Insurance & 42% Services R$6.1 R$13.9 4% 52% Billion Billion Trading 77% 2% Excess Capital 08

A Universal Bank

all products and services for multiple customers

Universal Business Model



Retail
Ultra
Uniclass
Large
Partnerships[1]
Open Plataforms (Investments & Insurance)
Corporate
55 million customers
Personnalité
Middle-Market
Very small and small companies
Private Bank

(1) Examples of partnership: Magazine Luiza, Wallmart, Fiat, Latam, Ipiranga and Vivo.

09

A Universal Bank

all products and services for multiple customers

Universal Business Model

BROKER
R$ 41 billion in volume traded in 2018.

VEHICLES
R$ 17.2 billion in vehicle portfolio.
Third largest bank in the individual segment.

INSURANCE OPERATIONS
R$ 2.0 billion in Revenues from Insurance, Pension Plans and Premium Bonds in 2Q19.

PRIVATE PENSION PLANS
R$ 26.9 billion in contributions for the Itaú Private Pension Plans in 2018.
Largest private Brazilian bank in this segment for individuals.

MORTGAGE
Premier banking brand in the Brazilian market.

PAYROLL LOANS
Fourth largest bank in this segment in Brazil.



55 million customers

ITAÚ SECURITIES SERVICES
Best sub custodian in Brazil, Paraguay and Uruguay in June/19
R$ 1,405 billion in local custody services.
R$ 177 billion in international custody services in June/19.

INVESTMENT BANKING
Leader in Mergers and Acquisitions.

WEALTH MANAGEMENT AND SERVICES
R$ 1.2 trillion in Total Assets under management.
Best asset manager in Brazil in 2018.

CREDIT CARDS
Leader in the Brazilian market.[1]

ACQUIRING SERVICES
R$ 437.1 billion in credit and debit card transactions in 2018.

(1) Based on the purchase volume

10

Universal Business Model Loan portfolio growth, with increase in origination R$ Billion Change in the period: Credit 19% 1 222 Individuals origination 2Q19 vs 2Q18 187 195 183 179 14% Change in the period : 11% 41% Very small, small and 78 70 66 middle-market companies 62 60 Jun/15 Jun/16 Jun/17 Jun/18 Jun/19 Investment funds growth², especially open platforms R$ Billion 1,176 Change in the period: 1,025 Open Platform 49% 91% 104 11% Total 1,021 921 883 752 614 Jun/15 Jun/16 Jun/17 Jun/18 Jun/19 11 (1) Average by business day in the period, (2) Does not include Latin America (ex-Brazil). As of 3Q17, we deconsolidated managed portfolios of the Itaú group and, for comparison purposes, we reprocessed the history.Universal Business Model Loan portfolio growth, with increase in origination R$ Billion Change in the period: Credit 19% 1 222 Individuals origination 2Q19 vs 2Q18 187 195 183 179 14% Change in the period : 11% 41% Very small, small and 78 70 66 middle-market companies 62 60 Jun/15 Jun/16 Jun/17 Jun/18 Jun/19 Investment funds growth², especially open platforms R$ Billion 1,176 Change in the period: 1,025 Open Platform 49% 91% 104 11% Total 1,021 921 883 752 614 Jun/15 Jun/16 Jun/17 Jun/18 Jun/19 11 (1) Average by business day in the period, (2) Does not include Latin America (ex-Brazil). As of 3Q17, we deconsolidated managed portfolios of the Itaú group and, for comparison purposes, we reprocessed the history.

We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 12We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 12

Cost control and efficiency Cost management discipline Our administrative costs in Brazil Risk-Adjusted Efficiency Ratio Annual average variation Basis 100 Collective Labor Inflation Costs: Agreement (CLA): (IPCA): 108 4.7% 7.1% 5.8% 102 101 10 100 0 99 98 94 9% 8% 97 8% 8% 89 89 6% 86 85 2 5% 5% 83 82 82 6% 10% 6% 6% 4% 4% 4% 4% 3% 3% Itaú Unibanco -1% Average of four largest competitors 2010 2011 2012 2013 2014 2015 2016 2017 2018 1H19 Historically more efficient than the average Change in administrative costs¹ IPCA CLA of main competitors. 13 1 Does not include operations in Latin America. Includes Insurance Selling Expenses. 2 Includes Collective Labor Agreement 2018.Cost control and efficiency Cost management discipline Our administrative costs in Brazil Risk-Adjusted Efficiency Ratio Annual average variation Basis 100 Collective Labor Inflation Costs: Agreement (CLA): (IPCA): 108 4.7% 7.1% 5.8% 102 101 10 100 0 99 98 94 9% 8% 97 8% 8% 89 89 6% 86 85 2 5% 5% 83 82 82 6% 10% 6% 6% 4% 4% 4% 4% 3% 3% Itaú Unibanco -1% Average of four largest competitors 2010 2011 2012 2013 2014 2015 2016 2017 2018 1H19 Historically more efficient than the average Change in administrative costs¹ IPCA CLA of main competitors. 13 1 Does not include operations in Latin America. Includes Insurance Selling Expenses. 2 Includes Collective Labor Agreement 2018.

There is no break. We are constantly seeking cost reduction opportunities

Cost management discipline

Internal Initiatives

- Voluntary Severance Program
- Process reviews
- Costs optimization
- Management engagement
- Internal engagement campaigns

"Avoiding waste and rethinking our habits to be simple. Always."

"Managing the bank's resources as if they were yours. This is also changing league."

Employees



1,468
99,914
98,446
Jun/18
Jun/19

Branches and CSBs



4,904
160
4,744
4,722
196
4,526
Jun/18
Jun/19
Digital branches - Brazil
Physical branches and CSBs

14

We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 15We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 15

Continuous investiment in technology Technological capacity Basis 100 160 130 18% 122 Inflation (IPCA) accumulated in 100 the period 111 106 101 100 2016 2017 2018 2019 (E) Technology investments Non-interest Expenses 16Continuous investiment in technology Technological capacity Basis 100 160 130 18% 122 Inflation (IPCA) accumulated in 100 the period 111 106 101 100 2016 2017 2018 2019 (E) Technology investments Non-interest Expenses 16

We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 17We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 17

Risk appetite - No change Risk appetite Retail Banking Management strategy Effect on the portfolio Strategy results NPL reduction in the Credit management tools Change in the mix of segment (availability/unavailability) individuals portfolio in Brazil 9.0% 7.3% Statistical models NPL 90 days 22.2% Highest Lowest (individuals) Brazil 12.0% risk risk Credit 19.9% available 34.1% 7.8% 14.4% 17.8% Credit not available 4.5% 35.8% 27.0% Highest risk 2012 2013 2014 2015 2016 2017 2018 Jun/19 Dec/12 Jun/19 Vehicles Payroll loans Mortgage Personal loans Credit card 18 PolicyRisk appetite - No change Risk appetite Retail Banking Management strategy Effect on the portfolio Strategy results NPL reduction in the Credit management tools Change in the mix of segment (availability/unavailability) individuals portfolio in Brazil 9.0% 7.3% Statistical models NPL 90 days 22.2% Highest Lowest (individuals) Brazil 12.0% risk risk Credit 19.9% available 34.1% 7.8% 14.4% 17.8% Credit not available 4.5% 35.8% 27.0% Highest risk 2012 2013 2014 2015 2016 2017 2018 Jun/19 Dec/12 Jun/19 Vehicles Payroll loans Mortgage Personal loans Credit card 18 Policy

Risk appetite - No change

Risk appetite

Wholesale Banking

Management strategy

Joint decisions based on individual rating, sector visions and portfolio management

Business evolution - Companies

2014|2015 — **Corporate strategic review**

2015|2016 — **Implementation of the new Corporate model**

Specialization for credit restructuring and recovery

Effect on the portfolio

Exposure reduction in the largest debtors

% of total portfolio	Dec/12	Jun/19
Largest	1.1%	0.9%
10 largest	7.7%	6.4%
50 largest	19.6%	16.0%

19

We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 20We are ready... Universal Cost Technological Capitalization Business management capacity Risk appetite and liquidity Model discipline Focus on value creation Continuous search for Continuous Acceptable exposure Prudence and and broad customer efficiency investment levels soundness base 20

Prudent capital management Maintanance of adequate capitalization levels Capitalization and liquidity Tier I Capital Ratio Itaú Unibanco Model 14.9% (R$ 126.4 billion) 13.5 % Additional Capital Tier I 1.3% (AT1) Additional buffer 4.0 % for stress Regulatory buffer 3.5 % Common Equity Tier I 13.6% (CET I) 6.0 % Minimum regulatory Jun/19 21Prudent capital management Maintanance of adequate capitalization levels Capitalization and liquidity Tier I Capital Ratio Itaú Unibanco Model 14.9% (R$ 126.4 billion) 13.5 % Additional Capital Tier I 1.3% (AT1) Additional buffer 4.0 % for stress Regulatory buffer 3.5 % Common Equity Tier I 13.6% (CET I) 6.0 % Minimum regulatory Jun/19 21

Distribution of profits practices Capitalization and liquidity To hold Tier 1 Capital ratio at 13.5% in different return and growth scenarios, assuming no acquisitions or changes in capital requirements. ROE 15.0% 17.5% 20.0% 22.5% 25.0% 5.0% 65-70% 70-75% 75-80% 80-85% 85-90% 10.0% 40-45% 45-50% 50-55% 55-60% 60-65% Risk Weighted Assets Growth 15.0% 35% 35% 35-40% 40-45% 45-50% The percentage to be distributed may vary year-on-year based on profitability and capital demands, always taking into consideration the minimum set forth in the company’s bylaws 22Distribution of profits practices Capitalization and liquidity To hold Tier 1 Capital ratio at 13.5% in different return and growth scenarios, assuming no acquisitions or changes in capital requirements. ROE 15.0% 17.5% 20.0% 22.5% 25.0% 5.0% 65-70% 70-75% 75-80% 80-85% 85-90% 10.0% 40-45% 45-50% 50-55% 55-60% 60-65% Risk Weighted Assets Growth 15.0% 35% 35% 35-40% 40-45% 45-50% The percentage to be distributed may vary year-on-year based on profitability and capital demands, always taking into consideration the minimum set forth in the company’s bylaws 22

Liquidity Capitalization and liquidity Short-Term Liquidity Indicator (LCR)¹ Long-Term Liquidity Indicator (NSFR)² 127.7% 171.7% 167.2% 122.8% 164.0% 121.1% 100% 100% 4Q2018 1Q2019 2Q2019 4Q2018 1Q2019 2Q2019 Minimum regulatory Minimum regulatory (1) High Quality Liquid Assets (HQLA) / Potential Cash Outflows (2) Available Stable Funds / Required Stable Funds 23Liquidity Capitalization and liquidity Short-Term Liquidity Indicator (LCR)¹ Long-Term Liquidity Indicator (NSFR)² 127.7% 171.7% 167.2% 122.8% 164.0% 121.1% 100% 100% 4Q2018 1Q2019 2Q2019 4Q2018 1Q2019 2Q2019 Minimum regulatory Minimum regulatory (1) High Quality Liquid Assets (HQLA) / Potential Cash Outflows (2) Available Stable Funds / Required Stable Funds 23

Diversified funding Capitalization and liquidity 44% savings deposits 22% 22% of funding is from the 30% time deposits WHOLESALE BANKING segment (average: 1.8 year) 20% demand deposits 6% Financial Bills and other 78% Funds raised¹ R$ Billion Base-Date: July 2019 78% of funding is from the In national currency 4% RETAIL BANKING segment (average: 3 years) 570 548 Jun/18 Jun/19 (1) Includes demand, savings, and time deposits, debentures, CRI, on lending, loans, funds from acceptances and financial notes, securities issues abroad, net of 24 compulsory deposits and cash and cash equivalents.Diversified funding Capitalization and liquidity 44% savings deposits 22% 22% of funding is from the 30% time deposits WHOLESALE BANKING segment (average: 1.8 year) 20% demand deposits 6% Financial Bills and other 78% Funds raised¹ R$ Billion Base-Date: July 2019 78% of funding is from the In national currency 4% RETAIL BANKING segment (average: 3 years) 570 548 Jun/18 Jun/19 (1) Includes demand, savings, and time deposits, debentures, CRI, on lending, loans, funds from acceptances and financial notes, securities issues abroad, net of 24 compulsory deposits and cash and cash equivalents.

Structural changes in the Brazilian Financial System 1 Itaú Unibanco is ready 2 Shareholder value creation 3 25Structural changes in the Brazilian Financial System 1 Itaú Unibanco is ready 2 Shareholder value creation 3 25

Consistent profitability 24% 24% 24% 24% ROE 22% 22% 22% 21% Average 20% 19% ROE 22% 2010 to 1H19 17% 16% 16% 16% 16% 15% 15% 15% 14% 12,5% 13% Average Cost of Capital 2010 2011 2012 2013 2014 2015 2016 2017 2018 1H2019 R$ billion 25.7 24.9 23.8 22.1 20.6 Recurring 9.2 8.2 15.8 4.4 8.2 5.3 14.6 13.9 14.0 Net Income 13.0 3.5 2.4 3.7 4.1 6.1 17.7 16.7 16.5 Value creation 15.3 15.6 11.6 12.3 10,9 8.9 7.8 Cost of Capital 2010 2011 2012 2013 2014 2015 2016 2017 2018 1H2019 26Consistent profitability 24% 24% 24% 24% ROE 22% 22% 22% 21% Average 20% 19% ROE 22% 2010 to 1H19 17% 16% 16% 16% 16% 15% 15% 15% 14% 12,5% 13% Average Cost of Capital 2010 2011 2012 2013 2014 2015 2016 2017 2018 1H2019 R$ billion 25.7 24.9 23.8 22.1 20.6 Recurring 9.2 8.2 15.8 4.4 8.2 5.3 14.6 13.9 14.0 Net Income 13.0 3.5 2.4 3.7 4.1 6.1 17.7 16.7 16.5 Value creation 15.3 15.6 11.6 12.3 10,9 8.9 7.8 Cost of Capital 2010 2011 2012 2013 2014 2015 2016 2017 2018 1H2019 26

Return to shareholders Dividend Yield² Payout¹ 2018 83.0% 89.2% 49.3% 12.4% 2.0% 4.3% 7.5% 87.2% 70.6% 45.0% 2016 2017 2018 Payout Shares Buyback In 2019... R$ 8.5 billion in dividends were paid out, equivalent to R$ 0.877 per share (1) % of recurring net income (2) Includes 89.2% payout and the average daily closing price in 2018. 27Return to shareholders Dividend Yield² Payout¹ 2018 83.0% 89.2% 49.3% 12.4% 2.0% 4.3% 7.5% 87.2% 70.6% 45.0% 2016 2017 2018 Payout Shares Buyback In 2019... R$ 8.5 billion in dividends were paid out, equivalent to R$ 0.877 per share (1) % of recurring net income (2) Includes 89.2% payout and the average daily closing price in 2018. 27

Itaú Unibanco preferred shares appreciation – Compared with market indicators



Evolution of R$ 100 invested on the date preceding the announcement of the merger (10/31/2008) until 08/30/2019
575
352
281
271
196
100
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Itaú Unibanco shares WITHOUT reinvestment of dividends
Itaú Unibanco shares WITH reinvestment of dividends
CDI
Dollar
Ibovespa

Source: Economática

28

Itaú Unibanco preferred shares appreciation – Compared with other Brazilian banks



Evolution of R$ 100 invested on the date preceding the announcement of the merger (10/31/2008) until 08/30/2019
575
507
352
285
100
Oct-08
Jan-09
APR-09
Jul-09
Oct-09
Jan-10
APR-10
Jul-10
Oct-10
Jan-11
APR-11
Jul-11
Oct-11
Jan-12
APR-12
Jul-12
Oct-12
Jan-13
APR-13
Jul-13
Oct-13
Jan-14
APR-14
Jul-14
Oct-14
Jan-15
APR-15
Jul-15
Oct-15
Jan-16
APR-16
Jul-16
Oct-16
Jan-17
APR-17
Jul-17
Oct-17
Jan-18
APR-18
Jul-18
Oct-18
Jan-19
APR-19
Jul-19
Itaú Unibanco shares WITHOUT reinvestment of dividends
Itaú Unibanco shares WITH reinvestment of dividends
Bank basket WITHOUT reinvestment of dividends [1]
Bank basket WITH reinvestment of dividends

Source: Economática.

[1] Simple average of the three largest Brazilian banks ex Itaú Unibanco.

29

Candido Bracher President & CEOCandido Bracher President & CEO

Agenda Scenario 1 Strategy to improve customer satisfaction 2 Results achieved (NPS evolution) 3 02Agenda Scenario 1 Strategy to improve customer satisfaction 2 Results achieved (NPS evolution) 3 02

Agenda Scenario 1 03Agenda Scenario 1 03

We are experiencing a moment of exponential transformations in different sectors


PRE HISTORY
HISTORY
Agriculture Revolution
Writing
Mathematics
2nd Agriculture Revolution
Industrial Revolution
PC
Digital Revolution
Population
Timeline

04

Transformation is a journey, not a destiny Digital Internet Biometrics Salas.com Multichannel Cloud ATM Personnalité New data Social Hackaton Mobile des. agile Cubo Telephone center Media 05Transformation is a journey, not a destiny Digital Internet Biometrics Salas.com Multichannel Cloud ATM Personnalité New data Social Hackaton Mobile des. agile Cubo Telephone center Media 05

Digital revolution
New customers' needs

MOBILITY
Do not want to waste time in traffic

LEISURE
Want access to nice and easy entertainment

COMMUNICATION
Need to communicate with their network anytime, anywhere

TRAVEL
Seek to have new experiences and convenience while traveling

CONSUMPTION
Want as may product options as possible to choose from when necessary

MUSIC
Want to listen to their favorite albuns anytime, anywhere

FULL SERVICE
Look for intelligent and integrated solutions (super apps) to make their everyday life easier

Customers' expectations have changed.

They demand high-quality experiences rather than just products and services.

06

The game changer: Technology Addressing customers needs through tech. BIOMETRICS BIG DATA ANALYTICS ARTIFICIAL INTELLIGENCE CHATBOTS SMARTPHONE CLOUD WEARABLES BLOCKCHAIN SOCIAL MEDIA 07The game changer: Technology Addressing customers needs through tech. BIOMETRICS BIG DATA ANALYTICS ARTIFICIAL INTELLIGENCE CHATBOTS SMARTPHONE CLOUD WEARABLES BLOCKCHAIN SOCIAL MEDIA 07

Customer ownership is the new rule Continuously listen to customers and follow up to get their feedback Respect customer privacy Act proactively to anticipate needs Motivate employees to stay engaged Build customer empathy into processes and policies Adapt to customer demands and real-time circumstances Act systematically to improve customer experience What really matters is to have the customer in the center of everything we do 08Customer ownership is the new rule Continuously listen to customers and follow up to get their feedback Respect customer privacy Act proactively to anticipate needs Motivate employees to stay engaged Build customer empathy into processes and policies Adapt to customer demands and real-time circumstances Act systematically to improve customer experience What really matters is to have the customer in the center of everything we do 08

We have plenty of customers and their satisfaction is what matters Satisfied customers generate more value Universal Bank Present Value in net income (basis 100) R$/customer, 5-year projection § 55 million customers 2x § between 18 and over 80 years old 950 5x § from low-income customers to the Private Itaú 468 Branches segment 100 § present throughout Brazil, in the capitals or countryside, and abroad § legal entity: comprise from very small companies to large business conglomerates It is the difference between the present value generated by a promoter of the We challenge ourselves on a daily basis Itaú Branches segment versus the value 10x to meet this heterogeneous universe. generated by a detractor 09We have plenty of customers and their satisfaction is what matters Satisfied customers generate more value Universal Bank Present Value in net income (basis 100) R$/customer, 5-year projection § 55 million customers 2x § between 18 and over 80 years old 950 5x § from low-income customers to the Private Itaú 468 Branches segment 100 § present throughout Brazil, in the capitals or countryside, and abroad § legal entity: comprise from very small companies to large business conglomerates It is the difference between the present value generated by a promoter of the We challenge ourselves on a daily basis Itaú Branches segment versus the value 10x to meet this heterogeneous universe. generated by a detractor 09

Our Vision To be the leading bank in sustainable performance and customer satisfaction Our Purpose To encourage people’s power of transformation Customer Customer changing centricity as a guiding thread to We started to compare ourselves with the world’s top companies in customer satisfaction rather than only with direct banking competitors. 10Our Vision To be the leading bank in sustainable performance and customer satisfaction Our Purpose To encourage people’s power of transformation Customer Customer changing centricity as a guiding thread to We started to compare ourselves with the world’s top companies in customer satisfaction rather than only with direct banking competitors. 10

Competition Established Innovators X Challenge: change Challenge: scale “Established must find innovation before innovators find distribution” 11Competition Established Innovators X Challenge: change Challenge: scale “Established must find innovation before innovators find distribution” 11

Agenda Strategy to improve customer satisfaction 2 12Agenda Strategy to improve customer satisfaction 2 12

Satisfaction has assumed the core role in strategy Cultural Customer Experience Transformation Transformation Engagement Satisfaction measurement (listening to the customer) Incentives Customer Communication Product and process evolution Training Organizational Journey structure redesign 13Satisfaction has assumed the core role in strategy Cultural Customer Experience Transformation Transformation Engagement Satisfaction measurement (listening to the customer) Incentives Customer Communication Product and process evolution Training Organizational Journey structure redesign 13

Cultural Transformation How to engage leaders and teams in changing behaviors? May I help you? Administrative Itaú Unibanco Program conglomerates setting magazines New brand positioning 14Cultural Transformation How to engage leaders and teams in changing behaviors? May I help you? Administrative Itaú Unibanco Program conglomerates setting magazines New brand positioning 14

Cultural Transformation

How to engage teams in changing behaviors?

"Rituals reinforce the **behaviors we want** and **implement changes**."

(Heidi Grant, Ph.D. at Neuroleadership Institute; Harvard Business Review)

Itaú Escuta

Proactive communication to understand customer experience

+80,000 feedback per month

Papo de Cliente

Learnings from customer feedback to improve their experience

+ 6,000 meetings

15

Customer Experience Transformation 1st step: Satisfaction Measurement Approximately + 30 million 4 million surveys sent every year responses from customers 16Customer Experience Transformation 1st step: Satisfaction Measurement Approximately + 30 million 4 million surveys sent every year responses from customers 16

Customer Experience Transformation 2nd step: Journey Redesign Discovery Delivery Prioritizing the Mapping Pains Benchmarks and Assessing Implementing Monitoring Journey and As-Is flow To Be ideation solutions initiatives results Acquisition and use of overdraft 1 Onboarding and use of current account 6 Acquisition and use of REDE 2 Onboarding and use of current account - Companies 7 Account onboarding with cash products Acquisition and use of credit card 3 8 Onboarding and use of current account - Companies Acquisition and use of Domestic Currency 4 9 Acquisition and use of personal loan Financial advisory 5 10 17Customer Experience Transformation 2nd step: Journey Redesign Discovery Delivery Prioritizing the Mapping Pains Benchmarks and Assessing Implementing Monitoring Journey and As-Is flow To Be ideation solutions initiatives results Acquisition and use of overdraft 1 Onboarding and use of current account 6 Acquisition and use of REDE 2 Onboarding and use of current account - Companies 7 Account onboarding with cash products Acquisition and use of credit card 3 8 Onboarding and use of current account - Companies Acquisition and use of Domestic Currency 4 9 Acquisition and use of personal loan Financial advisory 5 10 17

Customer Experience Transformation 2nd step: Journey Redesign Discovery Delivery Prioritizing Mapping Pains Benchmarks and Assessing Implementing Monitoring the Journey and As-Is flow To Be ideation solutions initiatives results 6 1 2 3 4 5 7 Comparison Customer’s Solution Multidisciplinary Tests with Agile Pains with best journey hypotheses team customer implementation practices 18Customer Experience Transformation 2nd step: Journey Redesign Discovery Delivery Prioritizing Mapping Pains Benchmarks and Assessing Implementing Monitoring the Journey and As-Is flow To Be ideation solutions initiatives results 6 1 2 3 4 5 7 Comparison Customer’s Solution Multidisciplinary Tests with Agile Pains with best journey hypotheses team customer implementation practices 18

Agenda Results achieved (NPS evolution) 3 19Agenda Results achieved (NPS evolution) 3 19

Competitive NPS In general, we have good results compared with our main competitors Itaú Itaú Itaú Personnalité Branch Uniclass Competitive NPS Competitive NPS Competitive NPS (Basis 100) (Basis 100) (Basis 100) 100 100 100 78 75 71 71 66 59 58 58 60 2º 3º 4º 2º 3º 4º 2º 3º 4º Source: Competitiveness Survey for Itaú Branches, Itaú Uniclass and Itaú Personalité, carried out over 2018. Main Bank NPS 20Competitive NPS In general, we have good results compared with our main competitors Itaú Itaú Itaú Personnalité Branch Uniclass Competitive NPS Competitive NPS Competitive NPS (Basis 100) (Basis 100) (Basis 100) 100 100 100 78 75 71 71 66 59 58 58 60 2º 3º 4º 2º 3º 4º 2º 3º 4º Source: Competitiveness Survey for Itaú Branches, Itaú Uniclass and Itaú Personalité, carried out over 2018. Main Bank NPS 20

Global NPS for Business (Aug/18 x Jul/19) Retail Banking - Individuals Retail Banking - Companies Cards Acquiring services Private banking 4 pp 12 pp 4 pp 20 pp 12 pp Transactional NPS (Aug/18 x Jul/19) Itaú App score ** Branches* Service Centers 8 pp 14 pp 4.7 4.5 App Store Play Store 21 *Total Orange Branches (Itaú Branches, Itaú Uniclass and EMP4). ** On August 29, 2019Global NPS for Business (Aug/18 x Jul/19) Retail Banking - Individuals Retail Banking - Companies Cards Acquiring services Private banking 4 pp 12 pp 4 pp 20 pp 12 pp Transactional NPS (Aug/18 x Jul/19) Itaú App score ** Branches* Service Centers 8 pp 14 pp 4.7 4.5 App Store Play Store 21 *Total Orange Branches (Itaú Branches, Itaú Uniclass and EMP4). ** On August 29, 2019

Global NPS Holding’s Company Global NPS 7 pontos 70% of the challenge to grow 10pp by 2020 22 *Total Orange Branches (Itaú Branches, Uniclass and EMP4)Global NPS Holding’s Company Global NPS 7 pontos 70% of the challenge to grow 10pp by 2020 22 *Total Orange Branches (Itaú Branches, Uniclass and EMP4)

We know our customers’ pains and the challenges ahead We have already made great progress in customer satisfaction and centricity, but there is still a long way to go Wrapping up... We know where we should go and we are in the right path to changing league 23We know our customers’ pains and the challenges ahead We have already made great progress in customer satisfaction and centricity, but there is still a long way to go Wrapping up... We know where we should go and we are in the right path to changing league 23

André Sapoznik Technology & OperationsAndré Sapoznik Technology & Operations

Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 02Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 02

Itaú’s Digital Strategy Start from the client Ways of working Massive use of Modern People who analytics platform move people 03Itaú’s Digital Strategy Start from the client Ways of working Massive use of Modern People who analytics platform move people 03

Start from the client: An imperative always up to date With the speed of change in the world and stronger computational power, we are able to find out more expeditiously what the client is searching for and develop customized solutions. Before Market Solution research development customization time data Client Bank Client Now Data customization time data + research + experimenting Client Bank 04Start from the client: An imperative always up to date With the speed of change in the world and stronger computational power, we are able to find out more expeditiously what the client is searching for and develop customized solutions. Before Market Solution research development customization time data Client Bank Client Now Data customization time data + research + experimenting Client Bank 04

Creating powerful digital solutions DESIRABLE BY THE Desirable and possible Desirable and CLIENT but not feasible is not feasible but not sustainable possible is a dream Powerful digital solutions arise from meeting clients’ actual needs by FINANCIALLY TECHNICALLY using technology that FEASIBLE POSSIBLE has just become technically possible and financially feasible. Feasible and possible but not desirable will not be adopted 05Creating powerful digital solutions DESIRABLE BY THE Desirable and possible Desirable and CLIENT but not feasible is not feasible but not sustainable possible is a dream Powerful digital solutions arise from meeting clients’ actual needs by FINANCIALLY TECHNICALLY using technology that FEASIBLE POSSIBLE has just become technically possible and financially feasible. Feasible and possible but not desirable will not be adopted 05

Start from the client: Itaú Keyboard The bank participates from the client’s financial life wherever he choses to be. Financial services are present through any app on his mobile phone. Identified I have to pay Daniel for the trip. Is there an easy way to do it “ without having to open another app? need: Solution: Itaú Keyboard 900,000 +62% transfers clients registered by user at launch Transfer in less than New functionality: 30 seconds virtual card The client generates a card on 2x faster than the transaction in the app their own keyboard to pay their online purchases. 06 “Start from the client: Itaú Keyboard The bank participates from the client’s financial life wherever he choses to be. Financial services are present through any app on his mobile phone. Identified I have to pay Daniel for the trip. Is there an easy way to do it “ without having to open another app? need: Solution: Itaú Keyboard 900,000 +62% transfers clients registered by user at launch Transfer in less than New functionality: 30 seconds virtual card The client generates a card on 2x faster than the transaction in the app their own keyboard to pay their online purchases. 06 “

Start from the client: Investment recommendations Identified What is the best way to invest my money? So “ need: many options! 2.5 minutes Solution: Data only Itaú has: to generate a The most advantageous combination Expected results from 28,000 recommendation financial products and assets possible for each client, according to their profile and moment in life 200,000 possible portfolio combinations +0.50 to 2.50 pp 10,000 scenarios for market behavior additional annual DIAGNOSTICS OF YOUR portfolio PORTFOLIO Testing 2 billion Your current portfolio Customized portfolio profitability different scenarios for all client profiles based on the recommendation Portfolio on 08/26/2019 + Risk level: High Risk level: Moderate Expected return (in % CDI): Expected return (in % CDI): 133.9% p.y. 114.5% p.y. Optimization in the client context (current portfolio, Variable interest Fixed interest Inflation Multimarket earnings and new investments) Stock Exchange Others + Customized expert evaluation 07 “Start from the client: Investment recommendations Identified What is the best way to invest my money? So “ need: many options! 2.5 minutes Solution: Data only Itaú has: to generate a The most advantageous combination Expected results from 28,000 recommendation financial products and assets possible for each client, according to their profile and moment in life 200,000 possible portfolio combinations +0.50 to 2.50 pp 10,000 scenarios for market behavior additional annual DIAGNOSTICS OF YOUR portfolio PORTFOLIO Testing 2 billion Your current portfolio Customized portfolio profitability different scenarios for all client profiles based on the recommendation Portfolio on 08/26/2019 + Risk level: High Risk level: Moderate Expected return (in % CDI): Expected return (in % CDI): 133.9% p.y. 114.5% p.y. Optimization in the client context (current portfolio, Variable interest Fixed interest Inflation Multimarket earnings and new investments) Stock Exchange Others + Customized expert evaluation 07 “

Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 08Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 08

Itaú’s Digital Strategy Ways of working Start from the client Massive use of Modern People who analytics platform move people 09Itaú’s Digital Strategy Ways of working Start from the client Massive use of Modern People who analytics platform move people 09

Speed is key in today's competitive environment

Traditional model

Multiple interactions among different functional structures to develop one single product.


Product
Channels
Technology
Security
Risk
Finance
large projects with long stages
time
experimenting
value capture

Modern model

Autonomous team inspired by the same purpose, gathering complementary skills to enable fast decision-making.


Channels
Product
Technology
Security
Finance
Risk
Design
Data Science
Client Service
Marketing
Quality
...
continuous value delivery in short cycles
time
experimenting
value capture

10

New ways of working translate into superior results Integrated multidisciplinary teams, focused on smaller and quicker deliveries, result in higher quality, productivity and financial return. Technology solutions More value Higher financial return captured 293% 118% 2017 2019 2017 2019e (1ºH) (1ºH) Higher productivity Unavailability Less time to deliver technology solutions Number of clients impacted by availability issues in digital channels -40% -82% 2017 2019 2018 2019 (1ºSH) (1ºH) (2ºQ) (2ºQ) 11New ways of working translate into superior results Integrated multidisciplinary teams, focused on smaller and quicker deliveries, result in higher quality, productivity and financial return. Technology solutions More value Higher financial return captured 293% 118% 2017 2019 2017 2019e (1ºH) (1ºH) Higher productivity Unavailability Less time to deliver technology solutions Number of clients impacted by availability issues in digital channels -40% -82% 2017 2019 2018 2019 (1ºSH) (1ºH) (2ºQ) (2ºQ) 11

Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 12Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 12

Itaú’s Digital Strategy Start from Ways of the client working Massive use of People who analytics move people Modern platform 13Itaú’s Digital Strategy Start from Ways of the client working Massive use of People who analytics move people Modern platform 13

We use technology to solve real problems

Traditional model: supply perspective


Freely exploring new technologies
big data & analytics
automation
cloud
APIs
IoT
Blockchain
biometrics
artificial intelligence
Chatbots

What are they for?
Identifying possible application opportunities

Let's test
Pilots and tests in lateral situations, which do not compromise

We find an application
More investment for updating

time

expenditure
$ $ $

Modern model: demand perspective

client's real needs

+


Using the best technology available
big data & analytics
automation
cloud
APIs
IoT
Blockchain
biometrics
artificial intelligence
Chatbots

Technology applied to solve real problems, enabling measurement of value created time

expenditure
$ $ $

14

Applying a demand perspective to improve our technological platform

1 Develop new products, matching the bank's platform with external solutions

External face biometric model + Startup risk engine + Itaú core banking

New products

Insurance ecosystem:

Partner insurance companies
PORTO SEGURO
Allianz
Amil
SulAmérica
MetLife

External channels

External platforms

Itaú core banking

Itaú
Bank channels

Branches
Internet
Mobile
ATMs
Telephone ...

2 Constantly update our legacy systems

From a single interconnected system



To independent applications

+speed
+flexibility
+scalability
+resilience

API Itaú "boletos"

25 million **"boletos" issued** monthly

R$ 22 billion in "boletos" every month

APIs
Enable connections between apps, even if they are from different companies.

15

Cubo: innovation driver for the bank’s platform 1,100 residents (120 startups) 70+ projects including the bank and Cubo startups overall Startups 400 members 215,000 sqft Largest technology entrepreneurship 2,000 people/day hub in Latin America. 1,000 events/year 24 corporate sponsors Coming closer to the Contact with new Getting in touch promoting Access to innovation technologies and with new business experimentation in specialized talents ecosystem in Brazil solutions models Itaú’s business lines and in the world 16Cubo: innovation driver for the bank’s platform 1,100 residents (120 startups) 70+ projects including the bank and Cubo startups overall Startups 400 members 215,000 sqft Largest technology entrepreneurship 2,000 people/day hub in Latin America. 1,000 events/year 24 corporate sponsors Coming closer to the Contact with new Getting in touch promoting Access to innovation technologies and with new business experimentation in specialized talents ecosystem in Brazil solutions models Itaú’s business lines and in the world 16

Cybersecurity: security is non-negotiable

In an increasingly digital world, cyber risk management is an essential part of our operations.

Protection by design

- Secure development
- Secure infrastructure architecture
- Data observability

Process discipline

- Operating center 24/7
- Comprehensive prevention processes
- Threat detection and response
- Regular blue team vs. red team exercises
- Frequent, controlled invasion tests

Human capital

- A distinctive talent attraction, development and retention program
- Ongoing search for international benchmarks
- Integrated with business lines

100% compliant with regulatory bodies requirements

+70% new processes and controls in the last two years

100% of top security controls are tested semiannually

+80% of the team is certified with the most important Information Security subjects



17

Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 18Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 18

Itaú’s Digital Strategy Start from Ways of the client working Modern People who platform move people Massive use of analytics 19Itaú’s Digital Strategy Start from Ways of the client working Modern People who platform move people Massive use of analytics 19

Data: the bank’s new capital Data and State-of-the-art Data analytics algorithms scientists + + Voice data Transactions Biometrics 27 petabytes + Results = 50% of everything humanity Interactions in Image data has ever written in digital channels any languages +275% of value captured in projects in analytics 1500% Geolocation Text data ROI 2017 2019e 20Data: the bank’s new capital Data and State-of-the-art Data analytics algorithms scientists + + Voice data Transactions Biometrics 27 petabytes + Results = 50% of everything humanity Interactions in Image data has ever written in digital channels any languages +275% of value captured in projects in analytics 1500% Geolocation Text data ROI 2017 2019e 20

Analytics: credit card underwriting through digital sales Identified How to provide clients with more cards through digital “ need: sales without increasing the risk for the bank? Before Now 1 single model for +50 models for many audiences customized audiences Hundreds of +80,000 variables variables for available for testing testing + time for model 4x less time to develop the development model +3X credit origination while 126% more accurate Less accuracy to identify default risk reducing default rates 21 “Analytics: credit card underwriting through digital sales Identified How to provide clients with more cards through digital “ need: sales without increasing the risk for the bank? Before Now 1 single model for +50 models for many audiences customized audiences Hundreds of +80,000 variables variables for available for testing testing + time for model 4x less time to develop the development model +3X credit origination while 126% more accurate Less accuracy to identify default risk reducing default rates 21 “

Analytics: “listening” to 360,000 calls. Every single day. In the past Today Traditional monitoring: Speech analytics: Transcription of 100% of calls and text analysis World’s largest “I’d like to voice increase my credit limit.” transcription Calls monitored by people. call center Only 0.2% monitored. client operation operator 130 Million calls/year Customer satisfaction CONTENT DATA capture was limited to one AUDIO sample only The right service, for • Measure satisfaction of 100% customers the right customer, at the right moment • Map opportunities • Capture the intention without having to ask • Drive efficiency 22Analytics: “listening” to 360,000 calls. Every single day. In the past Today Traditional monitoring: Speech analytics: Transcription of 100% of calls and text analysis World’s largest “I’d like to voice increase my credit limit.” transcription Calls monitored by people. call center Only 0.2% monitored. client operation operator 130 Million calls/year Customer satisfaction CONTENT DATA capture was limited to one AUDIO sample only The right service, for • Measure satisfaction of 100% customers the right customer, at the right moment • Map opportunities • Capture the intention without having to ask • Drive efficiency 22

Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 23Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 23

Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern analytics platform People who move people 24Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern analytics platform People who move people 24

People who move people Along this transformation journey, we value individuals and teams who: Are flexible to work under new work arrangements and structures Make data-based Are proficient decisions in technology Are enthusiastic about Understand the client our culture 25People who move people Along this transformation journey, we value individuals and teams who: Are flexible to work under new work arrangements and structures Make data-based Are proficient decisions in technology Are enthusiastic about Understand the client our culture 25

People who move **people**

Our search for the right people is relentless.


Transformação





Modern talent acquisition

Environments that enhance cooperation

Continuous leadership development

Partnerships with education centers

USP

Stanford University

MIT Massachusetts Institute of Technology

Training programs

+150 Technology topics

+980 subjects

+1000 hours in data science training

Equivalent to **2 master's degrees**

Linkedin Abril 2019 — **LinkedIn Top Companies 2019**

você s/a December 2018 1º — **The Best Companies to Start your Career**

Valor November 2018 — **Valor Carreira** Among the "Best in People Management 2018".

26

Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 27Itaú’s Digital Strategy Start from Ways of the client working Massive use of Modern People who analytics platform move people 27

Márcio Schettini Retail General DirectorMárcio Schettini Retail General Director

Agenda Industry Context and Recent Performance 1 Business Model 2 Transformation and Digital Innovation 3 02Agenda Industry Context and Recent Performance 1 Business Model 2 Transformation and Digital Innovation 3 02

Agenda Industry Context and Recent 1 Performance Business Model 2 Transformation and Digital Innovation 3 03Agenda Industry Context and Recent 1 Performance Business Model 2 Transformation and Digital Innovation 3 03

Our business environment Industry Context § New competitive arena§ Need for gains in efficiency and productivity § More enlightened and more demanding clients § Technology as the driver of new business models § Evolving regulatory context § Advent of new markets § Margins under pressure reinterpreting “financial inclusion” and ecosystems Challenges § Retain a self-transformation capability§ Leverage the potential for innovation 04Our business environment Industry Context § New competitive arena§ Need for gains in efficiency and productivity § More enlightened and more demanding clients § Technology as the driver of new business models § Evolving regulatory context § Advent of new markets § Margins under pressure reinterpreting “financial inclusion” and ecosystems Challenges § Retain a self-transformation capability§ Leverage the potential for innovation 04

Our business environment Itaú Unibanco Attributes § Robust and comprehensive distribution § Proven track record of differentiated performance § Low customer acquisition cost § Capability and readiness to compete in all core businesses § High-value, loyal and engaged customer base § Sound approach to execution § Intensive use of technology and digital § Significant scale in all business lines§ Team ready to go and focused § Practice of having the customer in the § Command of the levers of growth center of decisions 05Our business environment Itaú Unibanco Attributes § Robust and comprehensive distribution § Proven track record of differentiated performance § Low customer acquisition cost § Capability and readiness to compete in all core businesses § High-value, loyal and engaged customer base § Sound approach to execution § Intensive use of technology and digital § Significant scale in all business lines§ Team ready to go and focused § Practice of having the customer in the § Command of the levers of growth center of decisions 05

Recent Performance how the bank creates value Customer Customer base EBIT satisfaction = Revenue (PB) NPS System New customers Contacts per customer e-NPS Customer churn Sales per customer Efficiency enabler Digitalization Omnichannel Share of wallet Cost to serve Efficacy (immediate Cost of acquiring customers solutions) Digitalized customers Timeliness Cost of the physical Market Share (response time) structure Cost of credit Complaints Reduction 06Recent Performance how the bank creates value Customer Customer base EBIT satisfaction = Revenue (PB) NPS System New customers Contacts per customer e-NPS Customer churn Sales per customer Efficiency enabler Digitalization Omnichannel Share of wallet Cost to serve Efficacy (immediate Cost of acquiring customers solutions) Digitalized customers Timeliness Cost of the physical Market Share (response time) structure Cost of credit Complaints Reduction 06

Recent Performance Important Figures

 # 55 MM Customers

- **# 31 MM** Account Holders and Savers
- **# 29 MM** Individual Customers
- **# 1.6 MM** Itaú Companies
- **# 4,018** Branches + Banking Outlets



Itaú BBA
Itaú Private Bank
Itaú Companies
Middle Market Companies
Itaú Personnalité
Small Companies
Itaú Uniclass
Very Small Companies
Itaú Agências

- **# 26 MM** Cards
- **# 8.2 MM** Payroll loans
- **# 15 MM** Insurance
- **# 0.2 MM** Mortgage
- **# 1 MM** Rede

Cards, Vehicles, Payroll Loans

Insurance, Rede and Mortgage

07

Recent Performance (basis100) Individual Customer Base Business Customer Base +4% +10% 0% +7% 118 104 107 100 100 100 Customer Base July 2017 2018 2019 2017 2018 2019 Individual Accounts Opened Business Accounts Opened +15% +27% +4% +10% Accounts Opened 127 132 110 January to July 100 104 100 2017 2018 2019 2017 2018 2019 08Recent Performance (basis100) Individual Customer Base Business Customer Base +4% +10% 0% +7% 118 104 107 100 100 100 Customer Base July 2017 2018 2019 2017 2018 2019 Individual Accounts Opened Business Accounts Opened +15% +27% +4% +10% Accounts Opened 127 132 110 January to July 100 104 100 2017 2018 2019 2017 2018 2019 08

Recent Performance (basis100) Portfolio Credit Granted +21% +11% +35% +6% 118 Credit 164 135 106 100 100 2017 2018 2019 2017 2018 2019 July January to July Mortgage Portfolio Vehicle Portfolio Payroll Loan Portfolio +9% +6% +27% +1% 116 110 106 129 100 101 100 101 100 2017 2018 2019 2017 2018 2019 2017 2018 2019 July July June 09Recent Performance (basis100) Portfolio Credit Granted +21% +11% +35% +6% 118 Credit 164 135 106 100 100 2017 2018 2019 2017 2018 2019 July January to July Mortgage Portfolio Vehicle Portfolio Payroll Loan Portfolio +9% +6% +27% +1% 116 110 106 129 100 101 100 101 100 2017 2018 2019 2017 2018 2019 2017 2018 2019 July July June 09

Recent Performance (basis100) Balance of Investment New customers Rede Rede Invoicing +90% +12% +13% -5% +12% +8% 181 127 113 121 100 108 100 100 95 2017 2018 2019 2017 2018 2019 2017 2018 2019 July January to July January to July Card base Card sales Card Invoicing +15% +11% +11% +11% +3% +44% 128 111 100 114 160 103 144 100 100 2017 2018 2019 2017 2018 2019 2017 2018 2019 July January to July January to July 10Recent Performance (basis100) Balance of Investment New customers Rede Rede Invoicing +90% +12% +13% -5% +12% +8% 181 127 113 121 100 108 100 100 95 2017 2018 2019 2017 2018 2019 2017 2018 2019 July January to July January to July Card base Card sales Card Invoicing +15% +11% +11% +11% +3% +44% 128 111 100 114 160 103 144 100 100 2017 2018 2019 2017 2018 2019 2017 2018 2019 July January to July January to July 10

Recent Performance Digital Channels (basis100) January to July Individual Checking Accounts Credit Cards Checking accounts opened using the app Digital card sales 6X 5X 591 538 342 282 31% 28% 100 100 of all accounts of total opened¹ sales 2017 2018 2019 2017 2018 2019 Individuals Companies Digital sales Digital sales CAGR CAGR +30% +43% 130 143 110 100 118 100 2017 2018 2019 2017 2018 2019 Share of Share of 34% 37% 41% 53% 57% 59% Results Results 11 (1) Considering only “non-SPI”.-type accounts. If we factor in the “SPI and non-SPI” accounts opened, the AbreConta app would account for 19% of the total.Recent Performance Digital Channels (basis100) January to July Individual Checking Accounts Credit Cards Checking accounts opened using the app Digital card sales 6X 5X 591 538 342 282 31% 28% 100 100 of all accounts of total opened¹ sales 2017 2018 2019 2017 2018 2019 Individuals Companies Digital sales Digital sales CAGR CAGR +30% +43% 130 143 110 100 118 100 2017 2018 2019 2017 2018 2019 Share of Share of 34% 37% 41% 53% 57% 59% Results Results 11 (1) Considering only “non-SPI”.-type accounts. If we factor in the “SPI and non-SPI” accounts opened, the AbreConta app would account for 19% of the total.

Recent Performance Share per Channel Channel Accesses/ month Revenue Result 19% 38% 28% 45% 43% 6% 74% 11% 34% ATM, internet and Mobile take into account unique CPF numbers 1H19 1H19 1Q19 Digital Channels Remote Channels Physical Channels Account Managers and Internet ATMs and Tel. 30hs and Mobile Cashiers 12Recent Performance Share per Channel Channel Accesses/ month Revenue Result 19% 38% 28% 45% 43% 6% 74% 11% 34% ATM, internet and Mobile take into account unique CPF numbers 1H19 1H19 1Q19 Digital Channels Remote Channels Physical Channels Account Managers and Internet ATMs and Tel. 30hs and Mobile Cashiers 12

Agenda Industry Context and Recent Performance 1 Business Model 2 Transformation and Digital Innovation 3 13Agenda Industry Context and Recent Performance 1 Business Model 2 Transformation and Digital Innovation 3 13

Business model

	Branch Business	Companies Product	Marketplace
Characteristics	▪ **Universal** relationship ▪ Rooted in **Branch – Manager – Checking Account**	▪ Single-product relationship **with no banking association required** ▪ More **intense competition**	▪ Offer the **best** (own or third-party) **products in the market** ▪ **Smaller margins**
Strategic Role	▪ **Physical or digital for Individuals or Companies**	▪ **Direct Channels** ▪ **Dedicated Channels**	▪ **Need for partnerships** to ensure and extensive and quality range
Maturity	▪ **More developed core** business ▪ **Complete range** of products and services	▪ **Companies Product and full vertical**	▪ Initiatives in the **initial phase**
Challenges and Threats	▪ Traditional financial companies with **product scale and completeness**	▪ **Fintechs**, companies specializing in products with **customer centricity**	▪ **Big Techs, SuperApps and non financial companies**
Businesses / Threats	Itaú ItaúUniclass ItaúEmpresas 2 ItaúEmpresas 3 ItaúEmpresas 4	Personal Loans Insuranc Mortgage Payroll Loans Cards Rede Vehicles Investment	iti Insurance: PORTO SEGURO, MetLife, CHUBB SEGUROS Investment: 360 icarros

14

Business model Companies Product Marketplace Branch Business § Universal relationship§ Single-product relationship with no § Offer the best (own or third-party) banking association required products in the market Characteristics § Rooted in Branch – Manager – Checking Account § More intense competition§ Smaller margins § Direct Channels § Physical or digital for Individuals or § Need for partnerships to ensure and Strategic Role Companies extensive and quality range § Dedicated Channels § More developed core business § Companies Product and full vertical Maturity § Initiatives in the initial phase Digital Digital § Complete range of products and services Transformation Innovation § Big Techs, SuperApps and non financial § Fintechs, companies specializing in Challenges§ Traditional financial companies with companies products with customer centricity and Threats product scale and completeness Insurance Investment Businesses / Threats Personal Insuranc Mortgage Payroll Loans e Loans 2 3 4 Cards Rede Vehicles Investment 15Business model Companies Product Marketplace Branch Business § Universal relationship§ Single-product relationship with no § Offer the best (own or third-party) banking association required products in the market Characteristics § Rooted in Branch – Manager – Checking Account § More intense competition§ Smaller margins § Direct Channels § Physical or digital for Individuals or § Need for partnerships to ensure and Strategic Role Companies extensive and quality range § Dedicated Channels § More developed core business § Companies Product and full vertical Maturity § Initiatives in the initial phase Digital Digital § Complete range of products and services Transformation Innovation § Big Techs, SuperApps and non financial § Fintechs, companies specializing in Challenges§ Traditional financial companies with companies products with customer centricity and Threats product scale and completeness Insurance Investment Businesses / Threats Personal Insuranc Mortgage Payroll Loans e Loans 2 3 4 Cards Rede Vehicles Investment 15

Agenda Industry Context and Recent Performance 1 Business Model 2 Transformation and Digital 3 Innovation 16Agenda Industry Context and Recent Performance 1 Business Model 2 Transformation and Digital 3 Innovation 16

Business model

	Branch Business	Companies Product	Marketplace
Characteristics	• Universal relationship • Rooted in **Branch – Manager – Checking Account**	• Single-product relationship with no banking association required • More intense competition	• Offer the **best** (own or third-party) products in the market • **Smaller margins**
Strategic Role	• **Physical or digital for Individuals or Companies**	• **Direct Channels** • Dedicated Channels	• Need for partnerships to ensure and extensive and quality range
Maturity	• **More developed** core business • **Complete range** of products and services	• Companies Product and full vertical	• Initiatives in the initial phase
Challenges and Threats	• Traditional financial companies with product scale and completeness	• Fintechs, companies specializing in products with customer centricity	• Big Techs, SuperApps and non financial companies
Businesses / Threats	Itaú, ItaúUniclass, ItaúEmpresas 2, ItaúEmpresas 3, ItaúEmpresas 4	Personal Loans, Insuranc, Cards, Rede, Mortgage, Payroll Loans, Vehicles, Investment	iti, icarros; Insurance: Porto Seguro, MetLife, Chubb Seguros; Investment: 360

Digital Transformation

17

Digital Transformation **Branch**







- Digitalize - Enhance the customer's experience in the physical space
- Complete self-service, Video Conferencing and new customer service stations
- Increase the branch's decisiveness
- Without obligating the customer to go to the branch

Transactions that obligated the customers to go to the branch

- **Commercial** — e.g. Vehicle credit
- **Cashier** — e.g.: Re-presenting checks
- **ATM** — e.g. Issuing checks

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AG 0350 - Joaquim Floriano

Digital Transformation Branch Footprint Branch coverage Customer coverage % municipalities % of GDP covered covered Branch 19% 84% coverage Customer 96% 99.7% 1 coverage Omnichannel Managers Physical ATM Mobile 1 Branch 100 Branches 2 Branch 100 customers Remote Cashier Chat Closures Customer § Customer is more digital 212 Internet Hub § Geographical overlap Digital Branches 19 1. Considers at least 10 customers (Customers considered monoliners– Correspondent payroll loans and non-account holder cardholders) Digital Transformation Branch Footprint Branch coverage Customer coverage % municipalities % of GDP covered covered Branch 19% 84% coverage Customer 96% 99.7% 1 coverage Omnichannel Managers Physical ATM Mobile 1 Branch 100 Branches 2 Branch 100 customers Remote Cashier Chat Closures Customer § Customer is more digital 212 Internet Hub § Geographical overlap Digital Branches 19 1. Considers at least 10 customers (Customers considered monoliners– Correspondent payroll loans and non-account holder cardholders)

Digital Transformation Banking Mobile for Individuals Internet for Companies + 1.9MM new users last 90% of the base access on year every month High engagement Easy to manage 54% of our customer access the app every month with an average of 20 access per person Sales to Individuals Abre Conta MEI for Companies Easier and intuitive 100% opening online of experience accounts for Very Small Companies (MEI) Growth of 43% in digital sales Personalization Simplicity Innovation 20Digital Transformation Banking Mobile for Individuals Internet for Companies + 1.9MM new users last 90% of the base access on year every month High engagement Easy to manage 54% of our customer access the app every month with an average of 20 access per person Sales to Individuals Abre Conta MEI for Companies Easier and intuitive 100% opening online of experience accounts for Very Small Companies (MEI) Growth of 43% in digital sales Personalization Simplicity Innovation 20

Digital Transformation Payments and Cards Digital Wallets Card on File 2018 2019* NFC Linked Account Approvals Registrations 1 MM 2.5 MM Market Share IPP 9% 24% 75% 76% 19% 5% Credicard Zero Virtual Cards Entry Virtual Cards Issued New Accounts History 678 212 169 398 100 100 1H17 1H18 1H19 1H17 1H18 1H19 Traditional model BU Credicard 21 (basis 100) (basis 100)Digital Transformation Payments and Cards Digital Wallets Card on File 2018 2019* NFC Linked Account Approvals Registrations 1 MM 2.5 MM Market Share IPP 9% 24% 75% 76% 19% 5% Credicard Zero Virtual Cards Entry Virtual Cards Issued New Accounts History 678 212 169 398 100 100 1H17 1H18 1H19 1H17 1H18 1H19 Traditional model BU Credicard 21 (basis 100) (basis 100)

Digital Transformation Other initiatives + 5 0 p r o d u c t s Insurance Non-Account Holder: Digital Account Holders: Advisory Insurance Store Cars Data Store Evolution of Proposals Qualified lead Machine Vehicles Learning Offering the right car Browsing Installment 1H17 2H17 1H18 2H18 1H19 Credit Main products and services Increase of 25% in Investment funds balance O MELHOR DE UM BANCO in the last 12 months Stocks & Tesouro Saving Retirement CDs e Fixed Funds E DE UMA CORRETORA NO Shares Direto Products Income MESMO LUGAR Wallets Our ecosystem Loyalty & Benefits for Itaú Unibanco as a whole Consortia Pension Plans Savings Loyalty from 6 MM to 55 + Insurance Checking Vehicles MM of clients Card Accounts Capilarity Touch Point c/ Aluno Student Loans Integration Longevity 22Digital Transformation Other initiatives + 5 0 p r o d u c t s Insurance Non-Account Holder: Digital Account Holders: Advisory Insurance Store Cars Data Store Evolution of Proposals Qualified lead Machine Vehicles Learning Offering the right car Browsing Installment 1H17 2H17 1H18 2H18 1H19 Credit Main products and services Increase of 25% in Investment funds balance O MELHOR DE UM BANCO in the last 12 months Stocks & Tesouro Saving Retirement CDs e Fixed Funds E DE UMA CORRETORA NO Shares Direto Products Income MESMO LUGAR Wallets Our ecosystem Loyalty & Benefits for Itaú Unibanco as a whole Consortia Pension Plans Savings Loyalty from 6 MM to 55 + Insurance Checking Vehicles MM of clients Card Accounts Capilarity Touch Point c/ Aluno Student Loans Integration Longevity 22

Business model

	Branch Business	Companies Product	Marketplace
Characteristics	▪ Universal relationship ▪ Rooted in **Branch – Manager – Checking Account**	▪ Single-product relationship with no banking association required ▪ More intense competition	▪ Offer the best (own or third-party) products in the market ▪ **Smaller margins**
Strategic Role	▪ **Physical or digital for Individuals or Companies**	▪ **Direct Channels** ▪ Dedicated Channels	▪ Need for partnerships to ensure and ext[...] quality range
Maturity	▪ **More developed core** business ▪ **Complete range** of products and services	▪ Companies Product and full vertical	▪ Initiatives in the initial phase
Challenges and Threats	▪ Traditional financial companies with product scale and completeness	▪ Fintechs, companies specializing in products with customer centricity	▪ Big Techs, SuperApps and non financial companies
Businesses / Threats	Itaú ItaúUniclass ItaúEmpresas 2 ItaúEmpresas 3 ItaúEmpresas 4	Personal Loans Insurance Mortgage Payroll Loans Cards Rede Vehicles Investment	iti Insurance Investment Porto Seguro MetLife icarros Chubb Seguros

Inovação Digital

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vision 0 vision 1 vision 2 vision 3 open products beyond banking Digital account aut. income platform Financial benefits payments management chat with a human marketplace credit attendant investment the project has 4 steps credit card conversational experience 24vision 0 vision 1 vision 2 vision 3 open products beyond banking Digital account aut. income platform Financial benefits payments management chat with a human marketplace credit attendant investment the project has 4 steps credit card conversational experience 24 coverage iti is up and running across all of Brazil from major retailers to local businesses 25coverage iti is up and running across all of Brazil from major retailers to local businesses 25

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